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News Release

Media Contact:	Investor Contact:

Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com	Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

For Immediate Release

Thomson Names Sharon Rowlands President and CEO of Thomson Financial

Additional senior leadership appointments made:
EVP Dave Shaffer to drive cross-group efficiencies; Jim Smith to run Academic division of
Thomson Learning; Bob Bogart succeeds Smith as corporate HR head

STAMFORD, Conn., March 31, 2005 – Richard J. Harrington, president and chief executive officer of The Thomson Corporation (NYSE: TOC; TSX: TOC), today announced a series of executive appointments designed to strengthen overall management and position Thomson for the future.

Sharon Rowlands, currently president and chief operating officer of Thomson Financial, has been named president and CEO of Thomson Financial and a member of Thomson’s management executive committee, effective immediately. Ms. Rowlands succeeds Dave Shaffer, who held the CEO position since 2002.

“I am very excited to be announcing this appointment,” said Mr. Harrington. “As COO, Sharon has demonstrated exceptional leadership and has worked tirelessly with Dave Shaffer to drive Thomson Financial’s growth strategy. Today, Thomson Financial is reaping the benefits of that strategy thanks in a large part to Sharon’s skill, drive and discipline.”

Ms. Rowlands has served as president and chief operating officer of Thomson Financial since 2000, where she helped guide Thomson Financial through its transformation from a company of numerous stand-alone businesses to an integrated global financial information and technology leader. The company’s content, technology and services play a vital role in facilitating decision-making, deal flow, benchmarking and analysis for some of the world’s largest financial institutions. Previous to this role, Ms. Rowlands was Managing Director of Thomson Financial Database Group in Europe. She has worked in the financial information industry for more than 18 years.

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Thomson Announces Senior Executive Appointments
March 31, 2005

“Sharon and the entire Thomson Financial team have created a new business service model for Wall Street firms and are developing the leading financial workflow solution on the market today – Thomson ONE. In doing so, Thomson Financial last year posted solid organic revenue growth and is poised to take advantage of future opportunities. In her new role as CEO, I have every confidence that Sharon will continue to expand her outstanding record and guide Thomson Financial to new levels of success,” Mr. Harrington said.

Dave Shaffer, who has served as the CEO of Thomson Financial since 2002, will return to the corporate office of Thomson to accelerate the company’s enterprise-wide strategy to leverage assets and drive operational effectiveness across the Corporation. Mr. Shaffer, executive vice president of Thomson, will continue to report directly to Mr. Harrington and remains on the management executive committee. He will also continue to serve on the Thomson board of directors. Prior to his leadership role at Thomson Financial, Mr. Shaffer served as president and CEO of Thomson Learning, and from 1998 to 2002, he served as chief operating officer for The Thomson Corporation.

“Dave has done an exemplary job overseeing the successful transformation of Thomson Financial as its chief executive officer,” said Mr. Harrington. “He leaves Thomson Financial in a much stronger position than when he arrived. Having held leadership positions with many of our businesses, I can think of no better executive to develop and expand cross-group efficiencies at Thomson.”

Jim Smith, who has served as executive vice president of Human Resources and Administration for The Thomson Corporation since 2001, will move back to an operational role as President and CEO, of Thomson Learning’s Academic and Reference group. Mr. Smith joined Thomson in 1987 in the Corporation’s newspaper group where he was then named chief operations officer for Thomson Newspapers, a $1 billion per year publishing business. Following the sale of the newspaper group in 2000, Mr. Smith joined the Thomson corporate office and was named an executive vice president of The Thomson Corporation in December 2001.

“Our focus on talent management enables Thomson to leverage Jim’s exceptional leadership and critical thinking skills at a business with a strong future,” said Mr. Harrington. “During his 18-year career with Thomson, Jim has excelled in a number of critical assignments. I am confident that his drive, knowledge of our customers and markets, and his ability to assess and develop talent, will serve Thomson Learning well as he leads the implementation of our higher education strategy.”

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Thomson Announces Senior Executive Appointments
March 31, 2005

Jim Smith succeeds Ron Dunn, who served as president and chief executive officer of the Academic and International Group of Thomson Learning. Mr. Dunn is leaving Thomson to pursue other opportunities.

“Ron has made many contributions to Thomson Learning and has earned a distinguished reputation in the higher education market. We thank him for his service to Thomson and wish him much success in his future endeavors,” said Mr. Harrington.

Succeeding Jim Smith in his previous capacity is Robert Bogart, who has been named executive vice president, Human Resources, for Thomson and a member of the management executive committee, reporting to Mr. Harrington. Mr. Bogart had been senior vice president, Human Resources, for Thomson Financial since joining the company in 2003.

“Bob is a seasoned business executive with extensive experience in all aspects of human resources management who will ensure we continue to build momentum in all of our HR strategies,” Mr. Harrington said.

“These appointments reflect Thomson’s commitment to developing and deploying world-class leadership and talent, and our enterprise-wide approach to ensuring that the right people are in the right positions at the right time to lead Thomson into the future,” Mr. Harrington said.

Note to Editors: Background biographies of Thomson management can be found in the Thomson.com Press Room (www.thomson.com).

The Thomson Corporation

The Thomson Corporation (www.thomson.com), with 2004 revenues of $8.1 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate e-learning and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 38,000 employees and provides services in approximately 130 countries. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).